FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


October 21, 1999


                       ST. LAURENT PAPERBOARD INC.
               (Translation of registrant's name into English)


              630 Rene-Levesque  Boulevard,  West,  Suite  3000,
                         Montreal, Quebec H3B 5C7
                 (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F ......     Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                           Yes .....    No ...X..


                     INFORMATION FILED WITH THIS REPORT


The following document is filed as an Exhibit to this Report:

Exhibit I Press Release, dated October 21, 1999, of St. Laurent Paperboard Inc. announcing its Financial Results for the Third Quarter of 1999.

On October 21, 1999 St. Laurent Paperboard Inc. issued a press release announcing its Financial Results for the Third Quarter of 1999.

Exhibit I Press Release, dated October 21, 1999, of St. Laurent Paperboard Inc. announcing its Financial Results for the Third Quarter of 1999.

                    PRESENTATION OF OUR FINANCIAL INFORMATION

          Beginning in 1997, we began reporting our financial results in U.S. dollars. In this Report (and the Exhibit attached to this Report), unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in U.S. dollars. Amounts reported by us in years prior to 1997 have been converted into U.S. dollars using a convenience exchange rate of US $0.73 to CAN $1, the closing rate as at December 31, 1996. The average exchange rate of the U.S. dollar to the Canadian dollar for 1994, 1995 and 1996 was $0.7300, $0.7286 and $0.7332, respectively. Beginning in 1997, we also started to report production and sales figures in short tons instead of metric tons, the reporting standard of the containerboard industry.

      Unless otherwise indicated, our financial information in this Report (and the Exhibit attached to this Report) has been prepared in accordance with generally accepted accounting principles in Canada. As described in Note 20 to our Consolidated Financial Statements for the year-ended December 31, 1998, as contained in our 1998 Annual Report, those principles differ in certain material respects from those that we would have followed had our Consolidated Financial Statements been prepared in accordance with generally accepted accounting principles in the United States. We filed our Consolidated Financial Statements for the year-ended December 31, 1998, as contained in our 1998 Annual Report, with the Commission as Exhibit 43 to our Form 40-F/A filed with the Commission on June 8, 1999.

                  SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements made in this Report (and the Exhibit attached to this Report) are not historical facts and are "forward-looking" (as defined in the Private Securities Litigation Reform Act of 1995). Words such as "believes," "expects," "estimates," "may," "intends," "will," "should" or "anticipates" and similar expressions or their negatives identify forward-looking statements. Forward-looking statements contained in this Report (and the Exhibit attached to this Report) regarding matters that are not historical facts reflect our current views about future events and are subject to risks, uncertainties and assumptions. Such risks, uncertainties and assumptions include the following:

o     continued demand for our products,
o     industry cyclicality,
o     fluctuation in foreign currency exchange rates,
o changes in environmental and other laws or regulations affecting our operations,
o     factors influencing competition in our industry and pricing, and
o industry-wide market factors and other general economic and business conditions.

      Our actual results could differ materially from those indicated, expressed or implied in such forward-looking statements as a result of these and other factors, many of which are beyond our control.

                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  October 21, 1999              ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

                                                                       Exhibit 1

Note: All amounts are expressed in US dollars.

                               [GRAPHIC OMITTED]


P r e s s R e l e a s e
For immediate release

                      A considerable improvement over 1998
                st. Laurent Paperboard INC. REPORTS $20.3 MILLION
                   NET EARNINGS for THE third quarter OF 1999


     Montreal, October 21, 1999 - For the third quarter of 1999, St. Laurent Paperboard Inc. generated net earnings of $20.3 million, or $0.42 per share, on net sales of $246.2 million, compared to a net loss of $12.8 million, or $0.26 per share, on net sales of $197.7 million for the same quarter in 1998. The third quarter net earnings include an unusual gain of $5.8 million after tax, or $0.12 per share, resulting from the renegotiation of fibre supply agreements with Chesapeake Corp. The 1998 third quarter net earnings included a special charge of $8.3 million after tax or $0.17 per share related to the major restructuring project implemented at the West Point, Virginia mill. Before these special items, 1999's third quarter earnings increased by $19.0 million, or $0.39 per share, over the same period of 1998.


     For the nine months ended September 30, 1999, net earnings totaled $29.4 million, or $0.60 per share, on net sales of $663.3 million, compared to a net loss of $12.7 million on net sales of $607.6 million for the same period in 1998.


     BUSINESS REVIEW

     Higher shipments for paperboard and corrugated products

     4,000 tons production reduction at the La Tuque mill for major maintenance

     Significant price realization increases for paperboard and corrugated products

     New sawmills, acquired on July 30, contributed $0.7 million to operating earnings

     Unusual gain of $5.8 million after tax on the renegotiation of fibre supply agreements

     Hurricane Floyd caused production disturbances and reduced West Point mill shipments

     Significant purchase price increase for Old Corrugated Container (OCC)


     NET SALES

     Net sales in the third quarter of 1999 increased to $246.2 million compared to $197.7 million for the same period in 1998. This improvement in net sales is attributable to higher net price realization and increased shipments. Shipments were up 21.5% for corrugated products and 4.6% for paperboard products. Net price realizations in the third quarter of 1999 increased by 10.8% for corrugated products and 16.0% for paperboard products. Shipments and net price realizations for liquid and food packaging products decreased slightly during the third quarter of 1999 compared to the same period of 1998. The new sawmills acquired in July 1999 also contributed to the sales increase, adding $4.6 million to net sales.

     Shipments were higher for all paperboard products in the third quarter of this year. White top linerboard shipments increased by 19,600 tons, corrugating medium and kraft linerboard shipments increased by 5,000 and 5,400 tons respectively, compared to the corresponding period in 1998. No shipments of market pulp were made in the third quarter, compared to 19,700 tons in 1998. Moreover, overseas shipments decreased by 46,000 tons compared to the same period of 1998, contributing to the improvement in net price realization for the quarter.

      Table 1  - Key Financial Results
      (In millions of US dollars, except percentage and per share amounts)
     ------------------------------------------------------------------------------------------
                                                       1999         1998            1999
                                                   Third Quarter Third Quarter Second Quarter

      --------------------------------------------- ----------- ------------ -----------------
         Net sales                                    246.2        197.7           218.6
      --------------------------------------------- ----------- ------------ -----------------
         EBITDA - before restructuring costs           46.9         18.1            33.9
      --------------------------------------------- ----------- ------------ -----------------
         EBITDA margin - %                             19.0%         9.2%           15.5%
      --------------------------------------------- ----------- ------------ -----------------
         Operating earnings -
           before restructuring  costs                 29.9          1.5            17.3
      --------------------------------------------- ----------- ------------ -----------------
         Unusual items and (restructuring costs)
           after taxes                                  5.8         (8.3)            ---
      --------------------------------------------- ----------- ------------ -----------------
         Net earnings (losses)                         20.3        (12.8)            6.8
      --------------------------------------------- ----------- ------------ -----------------
         Per share                                      0.42       (0.26)            0.13
      --------------------------------------------- ----------- ------------ -----------------

     Note:  EBITDA  is  Earnings  Before  Interest,   Taxes,   Depreciation  and
     Amortization. EBITDA margin is the ratio of EBITDA divided by net sales.

      OPERATING EARNINGS

     1999 3rd quarter vs 1998 3rd quarter

     For the third quarter of 1999, operating earnings were $29.9 million compared to $1.5 million before West Point mill restructuring charges, an increase of $28.4 million compared to the corresponding quarter in 1998. The operating earnings improvement is mainly attributable to higher net price realization for paperboard and corrugated products, which were respectively 16.0% and 10.8% higher than the corresponding period in 1998. Paperboard cash manufacturing costs were negatively impacted by higher OCC prices, which increased the average cash manufacturing cost by approximately $4.0 million or $10/ton. Higher productivity and the various cost reduction programs underway offset the impact of higher OCC costs. Operating earnings from converting activities improved by $3.8 million as a result of the implementation of price increases, the inclusion of Castle Rock Container's results for the whole quarter and higher volume shipped.

     The Company actively manages its Canadian dollar currency and its commodity prices exposure. The Company bought Canadian dollar forward contracts to protect its third quarter exposure at US$0.71, while the actual rate was US$0.67, resulting in an opportunity loss of $2.4 million (including Canadian dollar denominated inventory translation and the opportunity loss on its commodity forward contracts). For the corresponding quarter in 1998, the opportunity loss was $6.5 million. During the third quarter, the
     Canadian dollar appreciated by about 2% when compared to 1998 and increased the Company's Canadian manufacturing costs by $1.1 million. This currency related costincrease translates into a $3 per ton increase on the overall primary mills production.

      Table 2 - Operating earnings variances
      1999 3rd quarter vs 1998 3rd quarter
      (In millions of US dollars)
      ---------------------------------------------------------------------------------------------
      VARIANCE   Positive (Negative)
      ---------------------------------------------------------------------------------------------
                                                  Mill       Converting       Other      Total
      --------------------------------------- ------------ -------------- ------------ ------------

      Net price realization on all products       20.9          7.1           0.0         28.0
      --------------------------------------- ------------ -------------- ------------ ------------
      Cost reduction (increase)                    0.5         (4.7)         (0.5)        (4.7)
      --------------------------------------- ------------ -------------- ------------ ------------
      Volume increase                              1.1          2.6           0.9          4.6
      --------------------------------------- ------------ -------------- ------------ ------------
      Commodity and currency                       4.1           --            --          4.1
      --------------------------------------- ------------ -------------- ------------ ------------
      Selling and administration                  (2.3)        (0.9)          0.0         (3.2)
      --------------------------------------- ------------ -------------- ------------ ------------
      Depreciation                                 0.1         (0.3)         (0.2)        (0.4)
      --------------------------------------- ------------ -------------- ------------ ------------
      Total                                       24.4          3.8           0.2         28.4
      --------------------------------------- ------------ -------------- ------------ ------------

      1999 3rd quarter vs 1999 2nd quarter

     In the third quarter of 1999, operating earnings increased to $29.9 million compared to $17.3 million in the second quarter, an increase of $12.6 million, mainly resulting from higher net price realization for paperboard and converting products totalling $15.5 million and $5.1 million respectively. The favourable impact of the price increases was partially offset by higher OCC costs, which increased costs by $4.6 million, higher losses on commodity contracts and higher selling and administrative expenses. Converting profitability also increased compared to the second quarter as a result of the price increase implementation and higher volume shipped.

      Table 3 - Operating earnings variances
      1999 3rd quarter vs 1999 2nd quarter
      (In millions of US dollars)
      -------------------------------------------- ------------- -------------- --------- -----------
      VARIANCE   Positive (Negative)
      -------------------------------------------- ------------- -------------- --------- -----------
                                                         Mill      Converting     Other     Total
      -------------------------------------------- ------------- -------------- --------- -----------
         Net price realization on all products          15.5          5.1          0.0       20.6
      -------------------------------------------- ------------- -------------- --------- -----------
         Cost reduction (increase)                      (3.1)        (2.9)         0.0       (6.0)
      -------------------------------------------- ------------- -------------- --------- -----------
         Volume increase (reduction)                    (0.1)         1.4          0.8        2.1
      -------------------------------------------- ------------- -------------- --------- -----------
         Commodity and currency                         (1.9)          --           --       (1.9)
      -------------------------------------------- ------------- -------------- --------- -----------
         Selling and administration                     (1.1)        (0.7)         0.0       (1.8)
      -------------------------------------------- ------------- -------------- --------- -----------
         Depreciation                                    0.1         (0.3)        (0.2)      (0.4)
      -------------------------------------------- ------------- -------------- --------- -----------
         Total                                           9.4          2.6          0.6       12.6
      -------------------------------------------- ------------- -------------- --------- -----------

      LIQUIDITY AND CAPITAL EXPENDITURES

     During the third quarter, cash provided by operating activities was $42.0 million compared to $7.6 million for the corresponding quarter in 1998. The $34.4 million increase is attributable to profitability improvement. Capital expenditures were $12.6 million compared to $10.5 million for the third quarter of 1998. The increase in capital expenditures in the third quarter is attributable to two projects currently underway at the La Tuque mill. When completed, the first project will allow for the production of about 50,000 tons per year of coated white top linerboard. The second project involves the modernization of the fibre receiving and handling area. On July 30, 1999, the Company also acquired, for an aggregate purchase price of $13.9 million, two sawmills with a combined capacity of 60 million board feet, a lumber re-manufacturing facility as well as a chip mill from Chesapeake Corp. This transaction was mainly financed by the proceeds resulting from the renegotiation of fibre supply agreements with the seller.

      COST REDUCTION INITIATIVES

     The West Point restructuring initiative contributed to the reduction of manufacturing costs by $4.2 million during the third quarter compared to the corresponding quarter in 1998. The savings realized are essentially on target with the restructuring program.

      PRODUCTIVITY ENHANCEMENT

     Compared to the corresponding quarter in 1998, productivity increased by 10.5% on the #3 paper machine at the La Tuque mill, by 7.1% at the Matane mill and by 6.7% at the Thunder Bay mill.

      YEAR-2000 COMPLIANCE

           Approach

          The Company initiated its Year 2000 compliance program ("Y2K") under the supervision of a centralized Y2K Project Management Organization
          (PMO) in February 1998 with a focus of achieving Y2K readiness for all Information Technology (IT) and computer controlled process technologies used in the Company's business. The PMO reports to the Chief Information Officer with regular reporting to the Audit Committee of the Board of Directors. The Company's Y2K compliance program also includes the assessment of the Y2K readiness of its major suppliers and customers by contacting them to evaluate their strategies and action plans for the Y2K transition. To minimize the Y2K risk, contingency plans and year-end rollover strategies are being deployed within the Company as part of the program.

           Readiness

          As of the end of the third quarter of 1999, the Company has successfully completed its remedial program in all material respects and considers itself compliant with regards to items under its control.


          Among others, process control, shop floor technology, infrastructure and business systems including finance, accounting, payroll, order fulfilment, order tracking and invoicing software programs, were successfully replaced or upgraded as required at all facilities. To maintain the Company's readiness level, further testing will continue beyond Year 2000.

          As part of the Y2K due diligence process, the Company is taking steps to insure that new acquisitions meet compliance standards.


           Risk to the Company

          The Company's primary business consists of manufacturing and selling paperboard products, and most of our systems are not date sensitive. For systems where dates are critical, the Company could face localized interruptions if Y2K issues are not properly resolved. Our main risk, therefore, would arise if we were temporarily unable to produce and deliver our products to our customers due to interruption of a production unit, the malfunction of a production management system, or an interruption in delivery of raw material or services from a critical supplier.

          To minimize any potential disruption, the Company's Y2K compliance program will continue with further system testing. In addition, the risks to the Company posed by possible non-compliance of critical suppliers of raw materials, utilities, financial services and government agencies are currently being re-assessed. Contingency plans are being prepared, where required, to minimize such risk. It is not possible however, to be certain that all aspects of the Y2K issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


           Contingency planning

          The contingency planning is focusing on two levels of potential critical business disruption: marketplace risks and opportunities, production unit and supply chain risks. The plans include alternate solutions to ensure delivery of our products and services to our customers, procedures to minimize disruption of critical supplies as well as procedures to deal with possible disruption of production. Contingency plans are carefully reviewed and rehearsed by facility personnel. The conditions which may trigger these plans will be tested against expected results during the rollover period.

          The Company believes that its pro-active approach will secure business continuity by ensuring readiness before, at and after the Year 2000.

           Cost

          The  Company's cost to achieve  Y2K  compliance  is  estimated at $5.6
          million.    At  the  end  of September,  about  $2.3 million  has been capitalized and $2.7 million has been expensed.

      OUTLOOK

          Demand for containerboard is expected to remain consistent as the North American economies continue to remain stable. Price increases have also been implemented in Europe and Asia as demand in those regions is stronger.

                     **************************************

          St. Laurent Paperboard is a major North American producer, supplier and converter of high-quality, value-added paperboard and packaging products, with more than 3,700 employees serving a diverse customer base in North America and selected international markets.

          St. Laurent Paperboard owns four primary mills, located in La Tuque and Matane, Quebec; in Thunder Bay, Ontario; as well as in West Point, Virginia, with an aggregate annual paperboard production capacity of approximately 1.5 million short tons. It also owns twelve packaging facilities located in Canada and the United States as well as 920,000 acres of forest land, the largest freehold in Quebec.

          The Company's common shares are listed on the Toronto and Montreal stock exchanges under the trading symbol "SPI" as well as on the New York Stock Exchange (NYSE) under "SLW".


      FOR FURTHER INFORMATION:

      Mr. Richard Garneau
      Senior Vice President and Chief Financial Officer
      ST. LAURENT PAPERBOARD INC.
      Tel: (514) 864-5102
      Website:  www.stlaurent.com

ST. LAURENT PAPERBOARD INC.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
 (unaudited)
(in thousands of US dollars, except per share amounts)

                                                 Third quarter ended     Second quarter ended     9 months ended
                                                   September 30                    June 30          September 30

                                                1999            1998           1999             1999            1998

------------------------------------------------------------------------- ---------------- ------------------------------


Sales                                      $     263,965         214,159  $     236,184    $     716,624   $     659,004
Cost of delivery                                  17,739          16,467         17,565           53,355          51,398

                                           ------------------------------ ---------------- ------------------------------

Net sales                                        246,226         197,692        218,619          663,269         607,606

                                           ------------------------------ ---------------- ------------------------------

Cost of sales                                    183,480         166,883        170,584          518,656         501,687


Selling and administrative expenses               15,861          12,687         14,092           42,640          38,247
Restructuring charge                                   -          12,878              -                -          12,878
Amortization                                      17,024          16,648         16,598           50,057          48,693
                                           ------------------------------ ---------------- ------------------------------
                                                 216,365         209,096        201,274          611,353         601,505

                                           ------------------------------ ---------------- ------------------------------

Operating earnings                                29,861         (11,404)        17,345           51,916           6,101
Interest expense, net                              7,103           7,247          6,517           20,677          22,184
Other expense (income)                           (10,020)           (634)           630          (14,206)           (644)

                                           ------------------------------ ---------------- ------------------------------

Earnings before income taxes                      32,778         (18,017)        10,198           45,445         (15,439)
Provision for income taxes                        12,670          (5,235)         3,550           16,699          (2,729)

                                           ------------------------------ ---------------- ------------------------------

                                                  20,108         (12,782)         6,648           28,746         (12,710)

Earnings from equity investment                      208               -            186              679               -

                                           ------------------------------ ---------------- ------------------------------

Net earnings (loss)                               20,316         (12,782)         6,834           29,425         (12,710)

                                           ------------------------------ ---------------- ------------------------------

Net earnings (loss) per common share
     Basic                                          0.42           (0.26)          0.13             0.60           (0.26)

                                           ------------------------------ ---------------- ------------------------------

     Fully diluted                         $        0.41           (FN1 ) $        0.13    $        0.59   $        (FN1)

                                           ------------------------------ ---------------- ------------------------------



Retained earnings at beginning of period   $      10,878          25,104  $       4,044            1,769   $      25,032

Net earnings (loss)                               20,316         (12,782)         6,834           29,425         (12,710)

                                           ------------------------------ ---------------- ------------------------------

Retained earnings at end of period         $      31,194          12,322  $      10,878           31,194   $      12,322

                                           ------------------------------ ---------------- ------------------------------

Weighted average number of outstanding
common shares (in thousands)                      49,356          49,161         49,310           49,310          49,092

                                           ------------------------------ ---------------- ------------------------------
FN1 Anti-dilutive


ST. LAURENT PAPERBOARD INC.
CONSOLIDATED STATEMENT OF CHANGES IN CASH POSITION
 (unaudited)
(in thousands of US dollars)

                                                Third quarter ended    Second quarter ended          9 months ended
                                                    September 30              June 30                 September 30

                                                1999            1998            1999             1999            1998
-------------------------------------------------------------------------   ---------------------------------------------
Cash provided by (used in)
Operating activities

     Net earnings (loss)                   $      20,316         (12,782) $       6,834    $      29,425   $     (12,710)
     Items not involving cash
        Amortization of property, plant and
        equipment, deferred costs and goodwill    17,024          16,648         16,598           50,057          48,693
        Amortization of debt issue costs             469             386            311            1,179             991
        Future income taxes                       12,200          (5,305)         3,011           15,396          (3,626)
        Gain on sale of property, plant and
        equipmen                                    (547)              -              -           (5,100)           (235)
        Other                                       (268)           (194)           (64)            (554)           (843)
     Start-up and other deferred costs incurred   (2,072)         (1,225)          (587)          (3,350)           (384)
     Post retirement expense, net of funding        (616)         11,056            665            1,090          12,251
     Earnings from equity investment                (208)              -           (186)            (679)              -
                                           ------------------------------   ------------   ------------------------------
                                                  46,298           8,584         26,582           87,464          44,137
     Change in non-cash working capital
      relating to operations
        Accounts receivable                       (7,793)          1,320           (495)         (17,963)          7,555
        Inventory                                    244          (4,729)         2,419           11,009          (7,849)
        Prepaid expenses                          (4,373)         (1,764)        (2,914)          (5,822)         (6,255)
        Accounts payable and accruals              7,395           4,333          5,605           24,091           4,500
        Income and other taxes payable               263            (175)          (306)             (85)            440
                                           ------------------------------   ------------   ------------------------------
                                                  (4,264)         (1,015)         4,309           11,230          (1,609)

                                           ------------------------------   ------------   ------------------------------

     Cash provided by operating activities        42,034           7,569         30,891           98,694          42,528

                                           ------------------------------   ------------   ------------------------------
Investing activities
     Equity investment                                 -               -              -           (9,607)              -
     Business acquisitions                       (13,922)              -        (25,483)         (39,405)              -
     Additions to property, plant and
     equipment                                   (12,572)        (10,516)       (11,930)         (30,706)        (38,468)
     Proceeds from disposals of property,
     plant and equipment                           1,150               -              -            6,805             235

                                           ------------------------------   ------------   ------------------------------
                                                 (25,344)        (10,516)       (37,413)         (72,913)        (38,233)
                                           ------------------------------   ------------   ------------------------------

Financing activities
     Issuance of common shares, net of expenses      526             623            390            1,249           1,892
     Redemption of common shares                       -               -              -                -            (242)
     Issuance of long-term debt                      112              59             66              248         230,195
     Repayment of long-term debt                     (69)            (33)           (22)            (115)       (241,519)
     Debt issue costs                               (710)           (379)          (583)          (1,420)         (4,960)
     Cash held in escrow                               -                              -                -          11,000

                                           ------------------------------   ------------   ------------------------------
                                                    (141)            270           (149)             (38)         (3,634)

                                           ------------------------------   ------------   ------------------------------

Increase (decrease) in cash                       16,549          (2,677)        (6,671)          25,743             661

Cash and cash equivalents at beginning of period   5,675          16,778         12,346           (3,519)         13,440

                                           ------------------------------ --------------   ------------------------------

Cash and cash equivalents at end of period $      22,224          14,101  $       5,675     $     22,224    $     14,101

                                           ------------------------------ --------------   ------------------------------

Cash and cash equivalents

    Cash on hand (indebtedness)                   10,013           4,969           (475)          10,013           4,969
    Temporary investments                         12,211           9,132          6,150           12,211           9,132
                                           ------------------------------ --------------   ------------------------------
                                            $     22,224          14,101   $      5,675     $     22,224    $     14,101
                                           ------------------------------ --------------   ------------------------------

ST. LAURENT PAPERBOARD INC.
CONSOLIDATED BALANCE SHEET
 (unaudited)
(in thousands of US dollars)

                                                         September 30

                                                     1999           1998

-----------------------------------------------------------------------------
ASSETS

Current assets
   Cash and temporary investments                $     22,224  $      14,101
   Accounts receivable                                119,065        100,253
   Income and other taxes receivable                    4,956          4,553
   Inventories                                         97,118        104,449
   Prepaid expenses                                    19,679         11,934

                                                -----------------------------

                                                      263,042        235,290

Property, plant and equipment                         784,570        779,206

Future income taxes                                         -          6,887

Deferred charges and other assets                      45,009         22,658

Goodwill                                               19,100         20,206

                                                -----------------------------

                                                 $  1,111,721  $   1,064,247

                                                -----------------------------

LIABILITIES

Current liabilities
   Accounts payable and accrued liabilities            97,427         85,437
   Current portion of long-term debt                   23,152            259

                                                -----------------------------

                                                      120,579         85,696

Long-term debt                                        339,515        362,248

Future income taxes                                    13,322          9,350

Other liabilities                                      31,519         20,413


SHAREHOLDERS' EQUITY

   Common shares                                      573,184        571,810
   Contributed surplus                                  2,408          2,408
   Retained earnings                                   31,194         12,322

                                                -----------------------------

                                                      606,786        586,540

                                                -----------------------------

                                                 $  1,111,721  $   1,064,247
                                                -----------------------------

ST. LAURENT PAPERBOARD INC.
SEGMENTED INFORMATION
 (unaudited)
(in thousands of US dollars)                       Third quarter ended            9 months ended
                                                      September 30                  September 30
                                                  1999         1998            1999          1998
                                              -------------------------    -------------------------

Net sales to third parties
  From Canada

    Within Canada                             $   42,004     $  30,056      $  103,473   $   96,082

    To the United States                          53,464        38,656         151,807      114,108

    Other                                          5,409        12,099          22,453       33,814

                                              -------------------------    -------------------------

                                              $  100,877     $  80,811      $  277,733   $  244,004

  From the United States                         145,349       116,881         385,536      363,602

                                              -------------------------    -------------------------

                                              $  246,226     $ 197,692      $  663,269   $  607,606

                                              -------------------------    -------------------------

Intercompany sales between geographic areas

  From Canada                                 $    5,217     $   2,364      $   13,014   $    6,839

  From the United States                             322           772             813        1,727

                                              -------------------------    -------------------------

                                              $    5,539     $   3,136      $   13,827   $    8,566

                                              -------------------------    -------------------------

Operating earnings (loss)

  Canada                                      $   13,920     $  (1,557)     $   26,413   $    3,580
  United States                                   15,941        (9,847)         25,503        2,521

                                              -------------------------    -------------------------

                                              $   29,861     $ (11,404)     $   51,916   $    6,101

                                              -------------------------    -------------------------


Identifiable assets

  Canada                                                                    $  464,668   $  456,204

  United States                                                                647,053      608,043

                                                                           -------------------------

                                                                            $1,111,721   $ 1,064,247

                                                                           -------------------------

ST. LAURENT PAPERBOARD INC.
SUMMARY OF OPERATIONS
 (unaudited)
(in thousands of US dollars, except for units)
                                                                                   Woodlands,
                                                                                 Solid Wood and
                                                        Primary                   Unallocated
 Third Quarter ended September 30, 1999                  mills      Converting       amounts        Total
-----------------------------------------------------------------------------------------------------------


   Net sales to third parties                        $    139,202 $    97,532 $        9,492  $    246,226

   Inter-segment sales                                     25,390           -              -        25,390
                                                       ----------------------------------------------------

   Total                                             $    164,592 $    97,532 $        9,492  $    271,616

   EBITDA                                                  38,465       7,858            562        46,885

   Amortization                                            13,982       2,453            589        17,024

   Operating earnings (loss)                               24,483       5,405            (27)       29,861

   Identifiable assets                                    760,022     243,045        108,654     1,111,721

   Additions to property, plant and equipment               8,476       3,783            313        12,572

   Sales to third parties (short tons)                    332,798           -              -
   Sales to third parties - corrugated containers (MMSF)        -       1,505              -
   Sales to third parties - liquid and food (short tons)        -      17,374              -
   Inter-segment sales (short tons)                        58,414           -              -


                                                                                  Woodlands,
                                                                                Solid Wood and
                                                        Primary                 Unallocated
 Third Quarter ended September 30, 1998                  mills     Converting       amounts        Total
-----------------------------------------------------------------------------------------------------------

   Net sales to third parties                        $    116,707 $    76,649 $        4,336   $   197,692

   Inter-segment sales                                     18,896           -              -        18,896
                                                       ----------------------------------------------------

   Total                                             $    135,603 $    76,649 $        4,336   $   216,588

   EBITDA - Before restructuring charge                    14,162       3,799            161        18,122

   Amortization                                            14,053       2,199            396        16,648

   Operating earnings (loss) - Before restructuring charge    109       1,600           (235)        1,474

   Identifiable assets                                    814,529     189,671         60,047     1,064,247

   Additions to property, plant and equipment               7,299       2,998            219        10,516

   Sales to third parties (short tons)                    321,295           -              -
   Sales to third parties - corrugated containers (MMSF)        -       1,239              -
   Sales to third parties - liquid and food (short tons)        -      18,241              -
   Inter-segment sales (short tons)                        52,707           -              -


ST. LAURENT PAPERBOARD INC.
SUMMARY OF OPERATIONS - YEAR TO DATE
 (unaudited)
(in thousands of US dollars, except for units)
                                                                                  Woodlands,
                                                                                Solid Wood and
                                                         Primary                  Unallocated
 Nine months ended September 30, 1999                     mills      Converting      amounts          Total
-----------------------------------------------------------------------------------------------------------

   Net sales to third parties                        $    386,726 $   258,744 $       17,799  $     663,269

   Inter-segment sales                                     63,169      -             -              63,169
                                                       ----------------------------------------------------

   Total                                             $    449,895 $   258,744 $       17,799  $    726,438

   EBITDA                                                  83,697      18,495           (219)      101,973

   Amortization                                            42,011       6,649          1,397        50,057

   Operating earnings (loss)                               41,686      11,846         (1,616)       51,916

   Identifiable assets                                    760,022     243,045        108,654     1,111,721

   Additions to property, plant and equipment              19,537      10,673            496        30,706

   Sales to third parties (short tons)                  1,019,524           -              -
   Sales to third parties - corrugated containers (MMSF)        -       4,075              -
   Sales to third parties - liquid and food (short tons)        -      50,741              -
   Inter-segment sales (short tons)                       159,590           -              -

                                                                                 Woodlands,
                                                                                 Solid Wood
                                                        Primary                 and unallocated
 Nine months ended September 30, 1998                    mills     Converting     amounts        Total
-----------------------------------------------------------------------------------------------------------

   Net sales to third parties                        $    369,191 $   224,374 $       14,041  $    607,606

   Inter-segment sales                                     61,451           -              -        61,451
                                                       ----------------------------------------------------

   Total                                             $    430,642 $   224,374 $       14,041  $    669,057

   EBITDA - Before restructuring charge                    56,862      12,735         (1,925)       67,672

   Amortization                                            41,314       6,104          1,275        48,693

   Operating earnings (loss) - Before restructuring charge 15,548       6,631         (3,200)       18,979

   Identifiable assets                                    814,529     189,671         60,047     1,064,247

   Additions to property, plant and equipment              26,470      10,846          1,152        38,468

   Sales to third parties (short tons)                    965,693           -              -
   Sales to third parties - corrugated containers (MMSF)        -       3,515              -
   Sales to third parties - liquid and food (short tons)        -      45,616              -
   Inter-segment sales (short tons)                       163,325           -              -


                                      -11-